UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

 Q2 2019 Earnings PresentationAugust 7, 2019

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2018 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: uncertainties in emerging markets where we have international operations; statements related to project growth strategy; commitments to increased DPS and accretive investment opportunities; strategic business alternatives to ensure optimal company value and improve shareholder return; intentions to internalize O&M in our U.S. solar and wind assets in Uruguay; estimated returns and cash available for distribution (“CAFD”) estimates from project debt refinancing; projected future CAFD yield; cash available for distribution estimates made in reliance on asset performance and assets reaching COD by the expected date; fluctuations in the cost of energy and gas; predictions and estimates regarding global water demand, power generation, renewable energy, water desalination markets and related investments; strategies in the event of Mojave distribution delays based on the PG&E default; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; expected U.S. growth, the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2018 filed on Form 20-F.For the purposes of the announced transactions, CAFD yield is the annual weighted average of CAFD expected to be generated by the investments over their first 10-year period from 2019, or from COD for those assets which are not yet in operation, divided by the expected acquisition price. CAFD Yield is an internal estimation subject to a high degree of uncertainty and our ability to reach this expected CAFD Yield depends on a variety of factors, including closing of the acquisitions on their expected terms, acquired assets performing as expected, acquired assets making cash distributions to the holding level as expected, and assets reaching COD by the expected date. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.The CAFD and other guidance included in this presentation are estimates as of February 28, 2019. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its FY 2018 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

 Key Messages      Revenue growth on a constant currency basis. Further Adjusted EBITDA including unconsolidated affiliates growth on a constant currency basis and excluding a positive impact from a one-time non-cash gain amounting to $39 million in the second quarter of 2018. Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 26).               Q2 Dividend of $0.40/share,+18% increase vs Q2’18     H1 2019 results: growth1 in Revenue, Further Adj. EBITDA including unconsolidated affiliates2 and CAFD  Continue to deliver value creation through execution of strategic initiatives Internalization of the O&M of our U.S. solar assetsProject debt refinancing of our Chilean assets to increase yearly CAFD generation$39 million ESG-linked financial guarantee line to release certain project restricted cashNew RCF limit of $425 million, a $125 million increase signed in August 2019  3

 Key Messages      Revenue growth on a constant currency basis. Further Adjusted EBITDA including unconsolidated affiliates growth on a constant currency basis and excluding a positive impact from a one-time non-cash gain amounting to $39 million in the second quarter of 2018. Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 26).               Q2 Dividend of $0.40/share, a +18% increase vs Q2’18     H1 2019 results: growth1 in Revenue, Further Adj. EBITDA including unconsolidated affiliates2 and CAFD  Continue to deliver value creation through execution of strategic initiatives Internalization of the O&M of our U.S. solar assets and our wind assetsProject debt refinancing of our Chilean assets to increase yearly CAFD generation$39 million ESG-linked financial guarantee line to release certain project restricted cashNew RCF limit of $425 million: a $125 million increase signed in August 2019
 Sustainable Infrastructure    1. Financial Results

     HIGHLIGHTSContinued Positive Operating Results in Q2 2019  In the first half of 2018, Further Adjusted EBITDA incl. unconsolidated affiliates was positively impacted by a one-time non-cash gain of $39 million from our purchase of the long-term O&M payable accrued up to December 31, 2017. See Second Quarter Financial Statements for further information.Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 26).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 28).  First Half  US $ in millions     2019    2018    ∆ Reported    ∆ Excl. FX impact & extraordinary items1 in H1 2018  Revenue    504.8    513.1    (2)%    +3%  Further Adjusted EBITDA incl. unconsolidated affiliates1    410.5    443.3    (7)%    +6%   Margin2    81%    86%          CAFD    94.5    89.7    +5%

 WATER    H1 2019  H1 2018  ∆  11.9  11.6  +3%  11.2  10.6  +6%  94%  92%    RENEWABLES  H1 2019  H1 2018  ∆  380.1  392.2  (3)%  301.4  345.4  (13)%  79%  88%    EFFICIENT NATURAL GAS  H1 2019  H1 2018  ∆  61.7  61.4  +0%  54.3  47.0  +16%  88%  76%    TRANSMISSION  H1 2019  H1 2018  ∆  51.1  47.9  +7%  43.6  40.3  +8%  85%  84%        HIGHLIGHTSPerformance by Sector and Region  By Sector  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA    NORTH AMERICA    H1 2019  H1 2018  ∆  164.5  172.3  (5)%  147.2  154.7  (5)%  89%  90%    SOUTH AMERICA    H1 2019  H1 2018  ∆  271.2  280.9  (3)%  205.8  239.4  (14)%  76%  85%    By Region  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 26).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 28).  H1 2019  H1 2018  ∆  69.1  59.9  +15%  57.5  49.2  +17%  83%  82%

 Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Electric availability refers to operational MW over contracted MW. Major maintenance overhaul held in Q1 and Q2 2019, as scheduled, which reduced production and the electric availability as per the contract.Availability refers to actual availability divided by contracted availability.  KEY OPERATIONAL METRICSSteady Operational Performance  WATER    RENEWABLES  TRANSMISSION          EFFICIENT NATURAL GAS          H1 2019    H1 2018  Availability4  100.6%    100.9%  Mft3 in operation2  10.5    10.5    H1 2019    H1 2018  GWh produced1  1,651    1,446  MW in operation2  1,496    1,446    H1 2019    H1 2018  GWh produced3  866    1,101  Electric availability3  88.5%    98.6%  MW in operation  300    300    H1 2019    H1 2018  Availability4  100.0%    99.9%  Miles in operation  1,152    1,099

       CASH FLOWIncreasing Operating Cash Flow  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 26).Includes proceeds for $14.8 million and $60.8 million for the six-month period ended June 30, 2019 and June 30, 2018 respectively, related to the amounts received by Solana in relation to the consent with the DOE. Consolidated cash as of June 30, 2019 decreased by $55.5 million vs December 31, 2018 including FX translation differences of $(0.8) million.  First Half  Second Quarter  US $ in millions   Q2 2019    Q2 2018    H1 2019    H1 2018  Further Adjusted EBITDA incl. unconsolidated affiliates1  229.3    263.5    410.5    443.3  Share in Further Adjusted EBITDA of unconsolidated affiliates  (2.0)    (2.1)    (4.1)    (3.9)  Net interest and income tax paid  (129.4)    (133.8)    (143.3)    (160.6)  Variations in working capital   (37.4)    (35.6)    (91.9)    (47.2)  Non-monetary adjustments and other  (8.3)    (59.3)    (22.0)    (68.3)  OPERATING CASH FLOW  52.2    32.7    149.1    163.2                  OPERATING CASH FLOW excluding Abengoa payments to Solana  52.2    32.7    149.1    146.5                  INVESTING CASH FLOW2  (97.1)    (3.0)    (119.4)    44.5  FINANCING CASH FLOW   (39.8)    (106.4)    (84.4)    (207.6)  Net change in consolidated cash3  (84.7)    (76.7)    (54.7)    0.1

 NET DEBT POSITION1  Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.Corporate Net Debt defined as indebtedness where Atlantica Yield Plc is the primary obligor minus cash and cash equivalents held at Atlantica Yield plc. Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.Net corporate leverage calculated as corporate net debt divided by midpoint 2019 CAFD guidance before corporate debt service.  US $ in millions  As of Jun. 30,2019    As of Dec. 31,2018  Corporate Net Debt2  582.6    577.4  Project Net Debt3  4,528.4    4,566.3      Corporate net debt / CAFD pre corporate debt service4  2.5x  NET DEBTConservative Corporate Leverage

 Sustainable Infrastructure  2. Strategic Update  Sustainable Infrastructure

 Delivering Value Creation Through Execution of Strategic Initiatives   Able to compensate for Mojave distributions if delayed due to PG&E’s situation     Option to capitalize ~$14 million/year of interest payment for up to 2 yearsESG-linked financial guarantee line to help release certain project restricted accountsPositive developments after passage of AB 1054  Attractive return from the immediate additional CAFD generation  Unlocking Value Creation Within Existing Portfolio  Internalize completely O&M services in our U.S. solar assets and partially in our wind assets     Project debt refinancing in Chile to increase CAFD     ~$2 million/year average CAFD improvement due to improvements in tenor and cost  Strategic Review Committee continues analyzing strategic alternatives to optimize Atlantica’s value     Accretive Growth  30% Monterrey stake acquisitions closed as expected

   DIVIDEND Delivering on Our Commitment to Grow Dividends  Dividends Declared1  Quarterly dividends declared by the Board of Directors and paid during the following quarter. 2019 dividend chart above does not represent any scale.    $0.40  Q2 2019 dividend of $0.40 per share or $1.60 annualizedGrowth of 18% vs Q2 2018   Amounts in USD per share    +3%      +18%

 Sustainable Infrastructure  3. Appendix

          Sustainability, a Key Pillar in Our Strategy Around the Three Components of ESG                                  SSocial  G Governance  5 million tons of CO2 emissions avoided in 201887% of our 2018 revenue came from low-carbon footprint assetsPurified sea water for 2 million people76% of our 2018 revenue came from solar and wind assets  0 Fatality Rate in Atlantica’s historyLost Time Incident Rate of 0.5, well below sector average in all geographies40% of employees are women75 hours of training per employee100% Employee Performance Review  Only one class of shares and no IDRsNo special rights of the largest shareholderESG responsibility at the Board LevelCode of Conduct and Suppliers Code of ConductAll compliance documents updated in 2018         E Environment

 Strong Portfolio of Assets        Weighted Average Life  Project debt term  20  Represents weighted average years remaining as of December 31, 2018, and includes the acquisitions of new assets closed as of December 31, 2018.   (2) Regulation term in the case of Spain and Chile TL3.(3) Mini-perm structure: semiannually sculpted debt service payments using an underlying tenor of 15 years but with contractual legal maturity in 2028.  (4) Weighted average maturity of the different debt tranches.  3  3    PPAs with predefined prices for >18 years on average1     Refinancing opportunities could increase CAFD in earlier years    Possibility to extend life in many assets (excluding ATN and ATS)    Tails in most assets after debt amortization  4  4  Year  Contract term2

 Includes short-term financial investments. Exchange rates as of June 30, 2019 (EUR/USD = 1.1373) and December 31, 2018 (EUR/USD = 1.1467).Restricted cash is cash which is restricted generally due to the requirements of the project finance lenders.Total corporate liquidity as of June 30, 2019 proforma for the new limit increase of $125 million signed in August 2019, after the closing of Q2 2019.  US $ in millions2  As of Jun. 30,20194    As of Dec. 31,2018  Corporate cash at Atlantica Yield  107.0    106.7  Existing available revolver capacity  225.0    105.0  Corporate Liquidity  332.0    211.7  RCF new limit increase (signed in August 2019 after Q2’19 closing)  125.0    -  Total Corporate Liquidity  457.0    211.7          Cash at project companies1  547.5    603.7   - Restricted3  327.8    375.3   - Other  219.7    228.4  LIQUIDITYStrong Liquidity Position1RCF limit increased to $425 million in August 2019

 FINANCINGSelf-Amortizing Project Debt Structure  Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    ~$1.1B planned debt reduction in the next 4 years

 CORPORATE DEBT DETAILSCorporate Debt as of June 30, 2019  Exchange rates as of June 30, 2019: (EUR/USD = 1.1373).Amounts include principal amounts outstanding and interests to be paid in the short term.Total RCF limit of $425 million after the increase signed in August 2019: $37.5 million with maturity in 2021 and $387.5 million in 2022.NIFA means Note Issuance Facility Agreement.  US $ in millions1    Maturity    Amounts2  Credit Facilities  (2022 Revolving CF)  20223    73.1    (Other facilities)  2020    11.4  2017 NIFA4 (€ denominated)  (Note 1)  2022    102.0    (Note 2)  2023    102.0    (Note 3)  2024    102.1  2019 NIFA4(€ denominated)    2025    299.0  Total        689.6

 CORPORATE DEBT DETAILSCorporate Debt as of June 30, 2019  Exchange rates as of June 30, 2019: (EUR/USD = 1.1373).Amounts include principal amounts outstanding and interests to be paid in the short term.Total RCF limit of $425 million after the increase signed in August 2019: $37.5 in with maturity in 2021 and $387.5 million in 2022.NIFA means Note Issuance Facility Agreement.  US $ in millions1    Maturity    Amounts2  Credit Facilities  (2022 Revolving CF)  20223    73.1    (Other facilities)  2020    11.4  2017 NIFA4 (€ denominated)  (Note 1)  2022    102.0    (Note 2)  2023    102.0    (Note 3)  2024    102.1  2019 NIFA4(€ denominated)    2025    299.0  Total        689.6
   HISTORICAL FINANCIAL REVIEWKey Financials by Quarter      Debt details  Key Financials  US $ in thousands  US $ in millions      1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19  Revenues    198,146   285,069  291,964  233,202    1,008,381     225,265   287,848  323,812  206,897  1,043,822    221,452   283,338  F.A. EBITDA margin (%)    83.3%  79.9%  80.9%  67.5%  78.0%    79.8%  91.5%  83.7%  69.7%  81.5%    81.8%  80.9%  Further Adj. EBITDA incl. unconsolidated affiliates    165,049   227,841  236,252  157,433   786,575     179,800   263,458  271,188  144,270  858,717    181,106  229,352  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    (1,100)  (2,064)  (2,052)  (2,049)  (7,265)    (1,832)  (2,071)  (2,183)  (2,024)  (8,110)    (2,017)  (2,043)  Further Adjusted EBITDA    163,949  225,777  234,200  155,384   779,310     177,968  261,388  269,005  142,246  850,607    179,089  227,309  Dividends from unconsolidated affiliates    -   -  2,454  549   3,003     -   -  4,432  -  4,432    -   -  Non-monetary items    (12,025)  (10,758)  (13,005)  14,906  (20,882)    (8,839)  (60,629)  (14,755)  (15,056)  (99,279)    (14,632)  (7,729)  Interest and income tax paid    (26,610)  (143,081)  (28,976)  (150,866)  (349,533)    (26,760)  (133,844)  (29,212)  (143,721)  (333,537)    (13,925)  (129,405)  Principal amortization of indebtedness net of new indebtedness at project level    (21,522)  (54,528)  (20,330)  (113,362)   (209,742) *     (17,647)  (71,028)  (13,025)  (127,947)  (229,647)    (15,176)  (93,935)  Deposits into/withdrawals from debt service accounts    7,557  (8,157)  (26,581)  (1,205)  (28,386)    (21,720)  9,122  (24,388)  6,149  (30,837)    24,935  22,692  Change in non-restricted cash at project companies    (27,293)   66,886  (143,982)  83,397  (20,992)    (68,031)  94,448  (92,027)  95,596  29,986    (59,447)  68,101  Dividends paid to non-controlling interests    -  (1,801)  (2,837)  -  (4,638)    -  (6,787)  (2,958)  -  (9,745)    -  (5,105)  Changes in other assets and liabilities    (23,184)   (39,756)  35,747  49,621  22,428    8,060  (45,963)  (54,344)  81,815  (10,433)    (55,725)  (32,546)  Asset refinancing    -  -  -  -  -    -  -  -  -  -    -  -  Cash Available For Distribution (CAFD)     60,872   34,582  36,690   38,424  170,568     43,031  46,706  42,728  39,082  171,547    45,119  49,382                                  Dividends declared1    25,054   26,056  29,063  31,067   111,241    32,070   34,074  36,078  37,080  139,302    39,625   40,641  # of shares at the end of the period    100,217,260   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   100,217,260   100,217,260  100,217,260  100,217,260    100,217,260  101,601,662  DPS (in $ per share)     0.25  0.26  0.29  0.31  1.11     0.32  0.34  0.36  0.37  1.39     0.39  0.40  Project debt    5,410.3  5,474.1  5,579.5  5,475.2   5,475.2     5,533.8  5,218.8  5,214.7  5,091.1  5,091.1    5,076.4  4,997.4  Project cash    (487.4)  (435.4)  (597.0)  (520.9)   (520.9)     (604.5)  (504.9)  (609.6)  (524.8)  (524.8)    (546.7)  (469.0)  Net project debt    4,922.9  5,038.7  4,982.5  4,954.3   4,954.3     4,929.3  4,713.9  4,605.1  4,566.3  4,566.3    4,529.6  4,528.4  Corporate debt    667.9  684.6  700.9  643.1   643.1     657.3  639.0  641.8  684.1  684.1    697.5  689.6  Corporate cash    (102.0)  (178.9)  (197.1)  (148.5)   (148.5)     (151.4)  (152.3)  (135.1)  (106.7)  (106.7)    (107.9)  (107.0)  Net corporate debt    565.9  505.7  503.8  494.6   494.6     505.9  486.8  506.7  577.4  577.4    589.7  582.6                                  Total net debt    5,488.8  5,544.4  5,486.3  5,448.9   5,448.9     5,435.2  5,200.6  5,111.8  5,143.6  5,143.6    5.119.3  5,111.0  Net Corporate Debt/CAFD pre corporate interests2    2.6x  2.3x  2.3x  2.3x  2.3x    2.3x  2.2x  2.3x  2.7x  2.7x    2.5x  2.5x  (4)  (3)  (4)  Dividends are paid to shareholders in the quarter after they are declaredRatios presented are the ratios shown on each earnings presentations  (3) Includes compensation from our preferred equity investment in Brazil ($10.4M).(4) Excludes Solana debt repayments with proceeds received from Abengoa $52.5M in March 2018 and $42.5M in December 2017.

   HISTORICAL FINANCIAL REVIEWSegment Financials by Quarter          1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19  by Geography                                      NORTH AMERICA       60,952  109,505  99,580  62,668   332,705     61,781   110,534  122,309  62,553  357,177    60,441   104,095   SOUTH AMERICA       28,527  30,161  31,317  30,792   120,797     29,536   30,345  31,928  31,405  123,214    33,493  35,597  EMEA       108,667  145,403  161,067  139,742   554,879     133,948   146,969  169,576  112,938  563,431    127,518  143,646  by Business Sector                                    RENEWABLES       137,664  225,939  230,872  172,751   767,226     167,225   224,988  259,922  141,422  793,557    156,817  223,269  EFFICIENT NAT. GAS       29,800  29,614  30,240  30,130   119,784     28,387   33,050  33,918  35,444  130,799    34,009  27,689  TRANSMISSION       24,165  23,452  23,447  24,032   95,096     23,840   24,063  24,018  24,076  95,998    24,867  26,231  WATER       6,517  6,064  7,405  6,289   26,275     5,813   5,747  5,955  5,954  23,468    5,759  6,149  Total Revenue       198,146  285,069  291,964  233,202   1,008,381     225,265  287,848  323,813  206,896  1,043,822    221,452  283,338                                          1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19  by Geography                                     NORTH AMERICA       54,753  97,033  91,503  39,039   282,328     60,247  94,411  117,498  36,591  308,748    50,870  96,293        89.8%  88.6%  91.9%  62.3%  84.9%    97.5%  85.4%  96.1%  58.5%  86.4%    84.2%  92.5%   SOUTH AMERICA1       33,757  24,858  25,560  24,591   108,766     24,180  25,067  26,987  23,999  100,233    28,212  29,252        118.3%  82.4%  81.6%  79.9%  90.0%    81.9%  82.6%  84.5%  76.4%  81.3%    84.2%  82.2%  EMEA       76,539  105,951  119,190  93,801   395,481     95,373  143,979  126,703  83,681  449,736    102,024  103,807        70.0%  72.9%  74.0%  67.1%  71.3%    71.2%  98.0%  74.7%  74.1%  79.8%    80.0%  72.3%  by Business Sector                                    RENEWABLES       102,625  176,638  183,344  106,586   569,193     131,434  213,952  220,529  98,514  664,429    123,484  177,910        74.5%  78.2%  79.4%  61.7%  74.2%    78.6%  95.1%  84.8%  69.7%  83.7%    78.7%  79.7%  EFFICIENT NAT. GAS       26,716  26,126  27,128  26,170   106,140     23,330  23,652  24,742  22,134  93,858    30,476  23,826        89.7%  88.2%  89.7%  86.9%  88.6%    82.2%  71,.6%  72.9%  62.4%  71.8%    89.6%  86.1%  TRANSMISSION1       30,459  19,373  18,817  19,046   87,695     19,837  20,463  20,148  18,014  78,463    21,650  21,936        126.0%  82.6%  80.3%  79.2%  92.2%    83.2%  85.0%  83.9%  74.8%  81.7%    87.1%  83.6%  WATER       5,249  5.705  6,964  5,629   23,547     5,199  5,392  5,769  5,608  21,967    5,496  5,680        80.5%  94.0%  94.0%  89.5%  89.6%    89.4%  93.8%  96.9%  94.2%  93.6%    95.4%  92.4%  Total Further Adj. EBITDA incl. unconsolidated affiliates1      165,049  227,842  236,253  157,431   786,575     179,800  263,458  271,188  144,270  858,717    181,106  229,352        83.3%  79.9%  80.9%  67.5%  78.0%    79.8%  91.5%  83.7%  69.7%  82.3%    81.8%  80.9%                US $ in thousands  Revenue  Further Adj. EBITDA incl. unconsolidated affiliates                Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates. Additionally, it includes the dividend from our preferred equity investment in Brazil or its compensation of $10.4M in Q1 2017.

      1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19  RENEWABLES2 (GWh)     460  1,100  1,017  590   3,167     507  939  1,109  504  3,058    581  1,071   (GWh)     591  580  615  585   2,372     547  554  613  603  2,318    383  483   (electric availability %)     99.8%  99.8%  101.6%  100.9%  100.5%    97.9%  99.3%  101.3%  100.9%  99.8%    87.1%  89.9%  TRANSMISSION (availability %)     94.4%  98.8%  99.2%  99.2%  97.9%    100.0%  99.9%  100.0%  99.8%  99.9%    99.5%  99.8%  WATER (availability %)     102.3%  101.9%  102.6%  100.4%  101.8%    99.1%  102.6%  103.7%  102.5%  102.0%    99.8%  100.6%        1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19                                   RENEWABLES (MW)     1,442  1,442  1,442  1,442   1,442     1,446  1,446  1,446  1,496  1,496    1,496  1,496  EFF. NATURAL GAS (electric MW)     300  300  300  300   300     300  300  300  300  300    300  300  TRANSMISSION (Miles)     1,099  1,099  1,099  1,099   1,099     1,099  1,099  1,099  1,152  1,152    1,152  1,152  WATER (Mft3/day)     10.5  10.5  10.5  10.5   10.5     10.5  10.5  10.5  10.5  10.5    10.5  10.5                  Capacity in operation1(at the end of the period)  Production / Availability  HISTORICAL FINANCIAL REVIEWKey Performance Indicators  4  5  6  Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Includes curtailment in wind assets for which we receive compensation.Efficient Natural Gas production and availability were impacted by a scheduled major maintenance in Q1 2019, which occurs periodically.Electric availability refers to operational MW over contracted MW with PEMEX. Availability refers to actual availability adjusted as per contract.Availability refers to actual availability divided by contracted availability.  EFFICIENT NATURAL GAS3

       1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19                                     US     18.1%  41.9%  29.5%  18.2%  27.0%    18.8%  39.9%  38.9%  15.0%  28.2%    15.2%  39.8%   Spain     10.0%  31.0%  33.4%  12.6%  21.8%    8.8%  20.8%  30.6%  7.3%  16.9%    12.1%  26.7%   Kaxu    15.9%  20.9%  21.4%  41.1%  24.9%    36.9%  27.6%  29.9%  50.0%  36.0%    48.7%  27.8%                                  WIND2 Uruguay     27.8%  36.1%  46.1%  37.7%  37.0%    31.2%  34.5%  42.3%  40.7%  37.2%    33.0%  36.3%  SOLAR      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes curtailment production in wind assets for which we receive compensation.

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIOPortfolio Breakdown Based on Estimated CAFD1  CURRENCY2  SECTOR  GEOGRAPHY  Based on CAFD estimates for the 2019-2023 period, including the acquisitions of ATN Expansion 2 and Tenes, for which acquisitions have not closed and may not be completed within the expected period of time, if ever. See “Disclaimer – Forward Looking Statements”.Including the effect of currency swap agreements.    of long-term interest rates in projects are fixed or hedged2  ~ 90%  90  Denominatedin USD  %  >  68% Renewable14% Efficient Natural Gas14% Transmission & Transport. 4% Water          36% North America41% Europe12% South America11% RoW

 AT A GLANCESizeable and Diversified Asset Portfolio  As of December 31, 2018   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARS INCONTRACT LEFT  CURRENCY  RENEWABLE ENERGY  Solana    100%2  USA (Arizona)  280 MW  APS  A-/A2/A-  25  USD    Mojave    100%  USA (California)  280 MW  PG&E  D/WR/WD  21  USD    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  19/18  EUR 4    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  18/18  EUR 4    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  A-/Baa1/A-  13/15  EUR 4    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  18/18  EUR 4    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  19/19  EUR 4    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  A-/Baa1/A-  16/16/17  EUR 4    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  A-/Baa1/A-  20/20  EUR 4    Seville PV    80%  Spain  1 MW  Kingdom of Spain  A-/Baa1/A-  17  EUR    Kaxu    51%  South Africa  100 MW  Eskom  BB/Baa3/BB+3  16  ZAR    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-3  15  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-3  16  USD    Melowind    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-3  16  USD    Mini-Hydro    100%  Peru  4 MW  Peru  BBB+/A3/BBB+  14  USD  EFFICIENT NATURAL GAS  ACT    100%  Mexico  300 MW  Pemex  BBB+/Baa3/BB+  14  USD 5    Monterrey    30%  Mexico  142 MW  Industrial Customers  Not rated  20  USD 5  ELECTRICAL TRANSMISSION  ATN    100%  Peru  362 miles  Peru  BBB+/A3/BBB+  22  USD 5    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  25  USD 5    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  14  USD 5    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  16/16  USD 5    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa1 /BBB+  19  USD 5    Chile TL3    100%  Chile  50 miles  CNE  A+/A1/A  Regulated  USD 5  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  15  USD 5    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  19  USD 5          Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of April 30, 2018.Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.For Kaxu it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind it refers to the credit rating of Uruguay, as UTE is unrated.Gross cash in euros dollarized through currency hedges.USD denominated but payable in local currency.

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Further Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Further Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Further Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Further Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Further Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

 RECONCILIATIONReconciliation of Cash Available For Distribution and Further Adjusted EBITDA to Profit/(loss) for the period attributable to the Company  (in thousands of U.S. dollars)    For the three-month period ended June 30,          For the six-month period ended June 30,           2019     2018      2019     2018                      Profit/(loss) for the period attributable to the Company    $ 27,677     $ 72,114      $ 16,956    $ 67,350  Profit attributable to non-controlling interest    524     2,571      5,791    5,825  Income tax    15,699     26,369      27,040    31,019  Share of loss/(profit) of associates carried under the equity method    (1,529)     (1,502)      (3,352)    (2,909)  Financial expense, net    110,611     76,163      209,900    177,774  Operating profit    $ 152,982     $ 175,715      $ 256,335    $ 279,059  Depreciation, amortization, and impairment charges    74,327     85,673      150,063    160,297   Further Adjusted EBITDA    $ 227,309     $ 261,388      $ 406,398    $ 439,356  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    2,043     2,071      4,060    3,903  Further Adjusted EBITDA including unconsolidated affiliates1    $ 229,352     $ 263,459      $ 410,458    $ 443,259  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    (2,043)     (2,071)      (4,060)    (3,903)  Non-monetary items    (7,729)     (60,629)      (22,361)    (69,468)  Interest and income tax paid    (129,405)     (133,844)      (143,330)    (160,604)  Principal amortization of indebtedness    (93,935)     (71,028)      (109,111)    (88,675)  Deposits into/ withdrawals from restricted accounts    22,692     9,122      47,627    (12,598)  Change in non-restricted cash at project level     68,101     94,448      8,654    26,417  Dividends paid to non-controlling interests    (5,105)     (6,787)      (5,105)    (6,787)  Changes in other assets and liabilities    (32,546)     (45,963)      (88,271)    (37,904)  Cash Available For Distribution    $ 49,382     $ 46,707      $ 94,501    $ 89,737  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)    For the three-month period ended June 30          For the six-month period ended June 30,           2019    2018      2019     2018                      Net cash provided by operating activities    $ 52,218     $ 32,671       $ 149,108    $ 163,206  Net interest and income tax paid     129,405     133,844      143,329    160,604  Variations in working capital     37,418     35,573      91,926    47,227  Other non-cash adjustments and other    8,268     59,299      22,035    68,319  Further Adjusted EBITDA    $ 227,309      $ 261,388        $ 406,398    $ 439,356   Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    2,043     2,071      4,060    3,903  Further Adjusted EBITDA including unconsolidated affiliates1    $ 229,352      $ 263,459       $ 410,458    $ 443,259   Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

 RECONCILIATIONReconciliation of Further Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin  (in thousands of U.S. dollars)    For the three-month period ended June 30,        For the six-month period ended June 30,           2019    2018    2019     2018                    Revenue     $ 283,338       $ 287,848     $ 504,790     $ 513,113                    Profit/(loss) for the period attributable to the Company    $ 27,677     $ 72,114    $ 16,956    $ 67,350  Profit attributable to non-controlling interest    524     2,571    5,791    5,825  Income tax    15,699     26,369    27,040    31,019  Share of loss/(profit) of associates carried under the equity method    (1,529)     (1,502)    (3,352)    (2,909)  Financial expense, net    110,611     76,163    209,900    177,774  Operating profit    $ 152,982     $ 175,715    $ 256,335    $ 279,059  Operating profit margin    % 54.0% 61.0% 50.8% 54.4                    Depreciation, amortization, and impairment charges    26.2    29.8    29.7    31.2                    Further Adjusted EBITDA margin     % 80.2% 90.8% 80.5% 85.6  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    0.7    0.7    0.8    0.8  Further Adjusted EBITDA Margin including unconsolidated affiliates1% 80.9% 91.5% 81.3% 86.4  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: August 7, 2019	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer